SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Submission of Audit Report

1.	Name of external auditor	: Samjong Accounting Corporation

2.	Date of receiving external audit report	: March 4, 2010

3.	Auditor’s opinion

	FY 2009	FY 2008
Audit Report on Non-consolidated Financial Statements	Unqualified	Unqualified

4.	Financial Highlights of Non-consolidated Financial Statements

(Unit: KRW, Korean GAAP, Non-consolidated)

Items	FY 2009	FY 2008
Total Assets	18,885,163	16,501,987
Total Liabilities	8,759,879	7,225,965
Total Shareholders’ Equity	10,125,283,638	9,276,022
Capital Stock	1,789,079	1,789,079
Revenues	20,119,342	15,865,240
Operating Income	1,000,583	1,536,306
Ordinary Income	938,705	1,293,480
Net Income	1,067,947	1,086,896
Total Shareholders’ Equity / Capital Stock	565.9%	518.5%

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

We have audited the accompanying non-consolidated statements of financial position of LG Display Co., Ltd. (the “Company”) as of December 31, 2009 and 2008, and the related non-consolidated statements of income, appropriations of retained earnings, changes in stockholders’ equity and cash flows for the years then ended. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2009 and 2008 and the results of its operations, the appropriation of its retained earnings, the changes in its equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 2(b) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

As discussed in note 18(b) to the non-consolidated financial statements, the Company is under investigations by Korea Fair Trade Commission in Korea, European Commission and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, the Company has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels, and the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

February 16, 2010

This report is effective as of February 16, 2010, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Financial Position

As at December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Assets
Cash and cash equivalents	3,16	(Won)	704,324	1,207,786
Short-term financial instruments	3		2,500,000	2,055,000
Available-for-sale securities	6		—	74
Trade accounts and notes receivable, net	4,8,16,18		3,023,158	1,695,578
Other accounts receivable, net	4,16		81,413	41,570
Accrued income, net	4		41,241	88,175
Advance payments, net	4		11,187	250
Prepaid expenses			38,208	34,156
Value added tax receivable	16		45,451	145,862
Deferred income tax assets, net	24		163,182	80,994
Other current assets			2,737	25,164
Inventories, net	5,11		1,286,305	881,503

Total current assets			7,897,206	6,256,112

Long-term financial instruments			13	13
Available-for-sale securities	6		119,944	129,497
Equity method investments	7		1,057,225	831,237
Long-term loans	16		—	12,575
Property, plant and equipment, net	8,9,10,11		8,731,929	8,431,214
Intangible assets, net	10,12		240,900	194,343
Non-current guarantee deposits	16		59,796	46,972
Long-term other receivables, net	4		—	182
Long-term prepaid expenses			139,884	150,665
Deferred income tax assets, net	24		638,266	409,528
Other non-current assets			—	39,649

Total non-current assets			10,987,957	10,245,875

Total assets		(Won)	18,885,163	16,501,987

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Financial Position, Continued

As at December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Liabilities
Trade accounts and notes payable	8,16	(Won)	2,014,909	951,975
Other accounts payable	8,16		1,392,811	2,205,092
Short-term borrowings	14		506,731	—
Advances received			27,830	10,669
Withholdings			16,820	15,486
Accrued expenses	18		638,419	212,330
Income tax payable	24		120,206	265,550
Warranty reserve, current	17		57,985	48,008
Current portion of long-term debt and debentures, net of discounts	13,14		934,921	498,652
Other current liabilities			9,613	19,464

Total current liabilities			5,720,245	4,227,226

Debentures, net of current portion and discounts on debentures	13		698,059	1,490,445
Long-term debt, net of current portion	14		1,256,488	1,019,306
Long-term accrued expenses	29		7,615	—
Long-term other accounts payable	7		429,222	406,156
Long-term advances received	16		583,800	—
Accrued severance benefits, net	15		58,839	70,139
Warranty reserve, non-current	17		5,611	10,097
Other non-current liabilities			—	2,596

Total non-current liabilities			3,039,634	2,998,739

Total liabilities			8,759,879	7,225,965

Shareholders’ equity
Common stock, (Won)5,000 par value. Authorized 500,000,000 shares; issued and outstanding 357,815,700 shares in 2009 and 2008	1,20		1,789,079	1,789,079
Capital surplus	21		2,311,071	2,311,071
Capital adjustment	7		(713)	—
Accumulated other comprehensive income	22		134,874	173,938
Retained earnings	23		5,890,973	5,001,934

Total shareholders’ equity			10,125,284	9,276,022

Commitments and contingencies

Total liabilities and shareholders’ equity		(Won)	18,885,163	16,501,987

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Income

For the years ended December 31, 2009 and 2008

(In millions of Won, except earnings per share)	Note	2009		2008

Sales	8,33	(Won)	20,119,342	15,865,240
Cost of sales	8,25		18,298,074	13,626,602

Gross profit			1,821,268	2,238,638

Selling and administrative expenses			820,685	702,332

Operating income	26		1,000,583	1,536,306

Interest income			125,313	205,988
Rental income			4,116	3,203
Foreign exchange gains			1,077,831	2,492,293
Gain on foreign currency translation	19		236,268	211,068
Equity income on investments	7		129,348	164,142
Gain on disposal of property, plant and equipment			2,497	3,299
Gain on disposal of intangible assets			9	1,633
Commission earned			7,007	30,207
Reversal of allowance for doubtful accounts			260	5,961
Gain on redemption of debentures	13		—	1,152
Other income			7	9,041

Non-operating income			1,582,656	3,127,987

Interest expense	10		122,602	115,702
Foreign exchange losses			1,078,556	2,324,969
Loss on foreign currency translation			21,384	437,392
Donations			6,929	7,829
Loss on disposal of trade accounts and notes receivable	4		10,571	23,019
Other bad debt expenses			32	—
Loss on disposal of available-for-sale securities			5	—
Equity loss on investments	7		108,135	454,672
Loss on disposal of property, plant and equipment			133	536
Impairment loss on property, plant and equipment	9		—	83
Loss on redemption of debentures	13		173	13
Loss on disposal of equity method investments	7		165	100
Other expenses	18		295,849	6,498

Non-operating expenses			1,644,534	3,370,813

Income before income taxes			938,705	1,293,480
Income tax expense(benefit)	24		(129,242)	206,584

Net income		(Won)	1,067,947	1,086,896

Earnings per share	27
Basic earnings per share		(Won)	2,985	3,038

Diluted earnings per share		(Won)	2,954	3,003

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Appropriations of Retained Earnings

For the years ended December 31, 2009 and 2008

(Date of appropriations : March 12, 2010 and March 13, 2009 for the years ended December 31, 2009 and 2008, respectively)

(In millions of Won)	Note	2009		2008

Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year		(Won)	4,649,962	3,759,865
Net income			1,067,947	1,086,896

			5,717,909	4,846,761

Appropriation of retained earnings
Legal reserve			17,891	17,891
Cash dividend (Dividend per share (dividends as a percentage of par value): (Won)500(10%) in 2009 and 2008	28		178,908	178,908

			196,799	196,799

Unappropriated retained earnings carried forward to the following year		(Won)	5,521,110	4,649,962

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009 and 2008

(In millions of Won)	Capital stock		Capital surplus	Accumulated other Capital Adjustment	comprehensive income (loss)	Retained earnings	Total

Balances at January 1, 2008	(Won)	1,789,079	2,311,071	—	5,823	4,183,400	8,289,373
Net income		—	—	—	—	1,086,896	1,086,896
Cash dividend		—	—	—	—	(268,362)	(268,362)
Change in fair value of available-for-sale securities		—	—	—	25,934	—	25,934
Change in capital adjustment arising from equity method investments		—	—	—	144,688	—	144,688
Gain on valuation of cash flow hedges		—	—	—	(1,498)	—	(1,498)
Loss on valuation of cash flow hedges		—	—	—	(1,009)	—	(1,009)

Balances at December 31, 2008	(Won)	1,789,079	2,311,071	—	173,938	5,001,934	9,276,022

Balances at January 1, 2009	(Won)	1,789,079	2,311,071	—	173,938	5,001,934	9,276,022
Net income		—	—	—	—	1,067,947	1,067,947
Cash dividend		—	—	—	—	(178,908)	(178,908)
Change in fair value of available-for-sale securities		—	—	—	(22,453)	—	(22,453)
Change in capital adjustment arising from equity method investments		—	—	—	(25,034)	—	(25,034)
Loss on valuation of cash flow hedges		—	—	—	8,423	—	8,423
Acquisition of invested in affiliates		—	—	(713)	—	—	(713)

Balances at December 31, 2009	(Won)	1,789,079	2,311,071	(713)	134,874	5,890,973	10,125,284

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Cash flows from operating activities:
Net income		(Won)	1,067,947	1,086,896
Adjustments for:
Depreciation	9		2,569,202	2,280,579
Amortization of intangible assets	12		42,606	50,310
Provision for severance benefits	15		79,321	68,956
Provision for warranty reserve	17		113,866	90,063
Loss (gain) on foreign currency translation, net			(214,884)	226,347
Equity loss(income) on investments, net			(21,213)	290,530
Other bad debt expenses			32	—
Loss on disposal of available-for-sale securities			5	—
Loss on disposal of equity method investments			165	100
Gain on disposal of property, plant and equipment, net			(2,364)	(2,763)
Gain on disposal of intangible assets, net			(9)	(1,633)
Impairment loss on property, plant and equipment			—	83
Amortization of discount on debentures, net			30,429	30,838
Loss (gain) on redemption of debentures, net			173	(1,139)
Reversal of allowance for doubtful accounts			(260)	—
Reversal of stock compensation cost	29		—	(560)
Other income(expenses), net			263,520	—

			2,860,589	3,031,711
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and notes receivable			(1,328,237)	619,830
Decrease (increase) in other accounts receivable			(38,120)	81,060
Decrease (increase) in accrued income			46,876	(74,131)
Decrease (increase) in advance payments			(11,183)	2,493
Decrease (increase) in prepaid expenses			25,757	28,721
Decrease (increase) in value added tax receivable			102,997	(66,833)
Decrease (increase) in current deferred income tax assets			(83,852)	—
Decrease (increase) in other current assets			24,948	1,853
Decrease (increase) in inventories			(404,802)	(200,907)
Decrease (increase) in long-term other receivables			—	182
Decrease (increase) in long-term prepaid expenses			(19,029)	(24,482)
Decrease (increase) in non-current deferred income tax assets			(216,129)	(81,165)
Decrease (increase) in other non-current assets			41,735	2,539
Increase (decrease) in trade accounts and notes payable			1,064,542	59,217
Increase (decrease) in other accounts payable			(175,010)	403,602
Increase (decrease) in advances received			17,161	(1,691)
Increase (decrease) in withholdings			1,334	8,759
Increase (decrease) in accrued expenses			159,059	38,663
Increase (decrease) in income tax payable			(144,232)	193,208
Increase (decrease) in other current liabilities			(3,662)	(20,536)
Increase (decrease) in warranty reserve	17		(108,375)	(81,253)
Accrued severance benefits transferred from affiliated company, net			1,630	3,339
Increase (decrease) in long-term accrued expenses			7,615	—
Increase (decrease) in long-term advances received			695,500	—
Payment of severance benefits			(47,761)	(23,850)
Decrease (increase) in severance insurance deposits			(44,567)	(31,792)
Decrease (increase) in contribution to the National Pension Fund			77	51

			(435,728)	836,877

Net cash provided by operating activities		(Won)	3,492,808	4,955,484

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Non-Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2009 and 2008

(In millions of Won)	Note	2009		2008

Cash flows from investing activities:
Acquisition of short-term financial instruments		(Won)	(4,000,000)	(1,270,000)
Proceeds from short-term financial instruments			3,555,000	—
Proceeds from available-for-sale securities			69	—
Decrease in short-term loans			12,575	—
Acquisition of available-for-sale securities			(19,233)	(96,260)
Cash dividends received	7		28,561	12,187
Acquisition of equity method securities			(242,490)	(46,755)
Proceeds from disposal of property, plant and equipment			7,602	10,343
Proceeds from disposal of intangible assets			11	3,196
Government subsidies received			2,550	—
Acquisition of property, plant and equipment			(3,496,658)	(2,623,303)
Acquisition of intangible assets			(98,780)	(125,103)
Refund of non-current guarantee deposits			553	32
Payment of non-current guarantee deposits			(13,252)	(13,469)
Long-term loans granted			—	(10,474)

Net cash used in investing activities			(4,263,492)	(4,159,606)

Cash flows from financing activities:
Proceeds from short-term borrowings			651,518	—
Proceeds from long-term debt			323,914	—
Proceeds from issuance of debentures			498,020	—
Redemption of debentures			(400,000)	(78,308)
Repayment of current portion of long-term debts			(500,451)	(351,171)
Repayment of short-term borrowings			(126,871)	—
Payment of cash dividends			(178,908)	(268,362)

Net cash used in financing activities			267,222	(697,841)

Net increase(decrease) in cash and cash equivalents			(503,462)	98,037
Cash and cash equivalents, beginning of the year			1,207,786	1,109,749

Cash and cash equivalents, end of the year		(Won)	704,324	1,207,786

See accompanying notes to non-consolidated financial statements.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements

December 31, 2009 and 2008

1 Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. In March 2009, Philips, which used to be one of the major shareholders of the Company, sold all of its share holdings, 47,225 thousand shares, of the Company. As of December 31, 2009, LG Electronics Inc. owns 37.9% (135,625 thousand shares) of the Company’s common shares.

As of December 31, 2009, the Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements

(a) Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are the same as those followed by the Company in its preparation of annual non-consolidated financial statements for the year ended December 31, 2008.

(b) Basis of Presenting Financial Statements

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles(“GAAP”) in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been translated into English from the Korean language non-consolidated financial statements.

(c) Revenue Recognition

Revenue is recognized when the significant risks and rewards of ownership have been transferred to the Company’s customers, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates and other cash incentives paid to customers.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(d) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

(e) Allowance for Doubtful Accounts

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection and presented as a deduction from trade receivables.

(f) Inventories

Inventories are stated at the lower of cost or market value, with cost being determined by a weighted-average method, except for the materials in transit, which is determined by a specific identification method. Valuation loss, which is comprised of the amount of any write-down of inventories to market value and the amount of loss from the difference between the quantity of inventories recorded in the financial statements and the actual quantity incurred in the ordinary course of business, is added to the cost of goods sold. Valuation loss for the holding inventories is presented as a reduction of the inventories. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed and reduces cost of sales to the extent that revised book value does not exceed the book value that would have been recorded without the impairment.

Variable production overheads are allocated based on the actual level of production and fixed production overheads are allocated based on the actual capacity of production facilities. However, the normal capacity may be used for allocation of fixed production overheads if the actual level of production is lower than the normal capacity. The difference between actual fixed production overheads and allocated amount based on the normal level of production is recognized as capacity variances in non-operating expenses.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(g) Investments in Securities

Upon acquisition, the Company classifies debt and equity securities, excluding investments in subsidiaries, associates and joint ventures, into the following categories: held-to-maturity, trading securities or available-for-sale securities. This classification is reassessed at each balance sheet date.

Investments in debt securities where the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are acquired principally for the purpose of selling in the short-term are classified as trading securities. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

Investments in securities are initially recognized at the fair value of considerations provided by the Company for the acquisition of securities and related transaction costs.

Held-to-maturity investments are carried at amortized cost. Trading and available-for-sale securities are subsequently carried at fair value. Investments in available-for-sale equity securities that do not have readily determinable fair values are recognized at cost less impairment, if any.

Gains and losses arising from changes in the fair value of trading securities are included in the income statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income or loss, net of tax, directly in equity. Gains and losses of available-for-sale securities are recognized in the income statement when the securities are disposed or an impairment loss is recognized. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the income statement using the effective interest method.

The Company assesses at the end of each reporting period whether there is any objective evidence that investments in securities are impaired. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary.

Trading securities are presented as current assets. Available-for-sale securities, which mature within one year from the balance sheet date or where the likelihood of disposal within one year from the balance sheet date is probable, are presented as current assets. Held-to-maturity securities, which mature within one year from the balance sheet date, are presented as current assets. All other available-for-sale securities and held-to-maturity securities are presented as long-term investments.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(h) Equity Method Investments

Investments in associates and subsidiaries of which the Company has the ability to significantly influence are accounted for using the equity method of accounting. The Company records changes in its proportionate ownership in the net assets of the associates and subsidiaries in current operations or as adjustments to other comprehensive income (loss) or retained earnings, depending on the nature of the underlying change in the net assets of the associates and subsidiaries. If the carrying amount of an investment in an associate or subsidiary falls below zero as a result of reflecting the investee’s losses when the equity method is applied, the Company discontinues recognizing further changes in its share of equity interest in the associate or subsidiary and the related investment is accounted for at nil value. However, if the Company holds interest in the associate or subsidiary, including preferred stocks, long-term loans and receivables issued by the associate or subsidiary, the Company continues to account for the losses of the associate or subsidiary until the carrying amount of the interest is reduced to zero.

Unrealized gains on transactions between the Company and its associates or subsidiaries are eliminated to the extent of the Company’s interest in each associate or subsidiary. Unrealized gains are accounted for as a reduction of the carrying amount of the investment in the associate, while unrealized losses are added to the carrying amount of the investment in the associate. However, in the case of unrealized gains or losses arising from sales by the Company to the subsidiaries, they are fully eliminated.

At the date of acquisition of an investment in an associate or subsidiary, the Company’s share of the difference between the fair value and book value of the identifiable assets and liabilities of an associate or subsidiary is amortized or reinstated in accordance with the associate or subsidiary’s methods of accounting for assets and liabilities. The amount of goodwill or negative goodwill is calculated as the difference between the acquisition cost of an investment in an associate or subsidiary and the Company’s share of the fair value of the identifiable net assets of the associate or subsidiary. Goodwill is amortized using the straight-line method over five years. The amount of negative goodwill up to the fair value of depreciable non-monetary assets is recognized using the straight-line method as a gain over the weighted average useful lives and the remainder of negative goodwill up to the fair value of non-depreciable assets is recognized as a gain in the period of disposal of the assets. Any excess of negative goodwill over the fair value of identifiable non-monetary assets is recognized as a gain at the date of acquisition.

Assets and liabilities of a foreign company subject to the equity method of accounting for investments are translated into Korean Won at the rates of exchange prevailing at the end of the reporting period, while its equity is translated at the exchange rate at the time of transactions, and income statement accounts at the average rate over the year. Resulting translation gains and losses are recorded as accumulated other comprehensive income and loss.

(i) Interest in Joint Ventures

Joint ventures are those entities two or more venturers are bound by a contractual arrangement and the contractual arrangement establishes a joint control. The Company accounts for its interest in a jointly controlled entity using the equity method of accounting.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(j) Property, Plant and Equipment

Upon acquisition, property, plant and equipment are stated at cost, which includes acquisition cost or production cost and other costs required to prepare the asset for its intended use as well as capitalized financial expense. Assets acquired through investment in kind or donations are recorded at their fair value upon acquisition. For assets acquired in exchange for a similar asset, the carrying amount of the asset given up is used to measure the cost of the asset received, and for assets acquired in exchange for a dissimilar asset, the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

Depreciation is computed by using the straight-line method over the estimated useful lives for the assets with the depreciable amount is determined after deducting its residual value from the cost. Assets are stated at cost less accumulated amortization and accumulated impairment loss, if any.

Estimated useful lives of the assets are as follows:

Estimated useful lives (years)
Buildings	20, 40
Structures	20, 40
Machinery and equipment	4
Vehicles	4,12
Tools, furniture and fixtures	4

Significant additions or improvement extending the useful lives or increasing the value of the assets are capitalized. Normal maintenance and repairs are charged to expenses as incurred.

(k) Intangible Assets

Intangible assets are stated at cost, which includes acquisition or production cost and other costs required to prepare the asset for its intended use, less accumulated amortization and accumulated impairment loss, if any. Amortization commences when the asset is available for use, and the residual value of an intangible asset is assumed to be zero.

Costs incurred during the development phase are recognized as assets only if the criteria for capitalization as an intangible asset are met, otherwise costs are recognized as a development cost in cost of sales or selling, general and administrative expenses. Any expenditure incurred in the research phase is recognized as research expense in selling, general and administrative expenses.

Intangible assets are amortized using the straight-line method over the following estimated useful lives:

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity and gas supply facilities	10
Rights to use industrial water facilities	10
Software	4

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(l) Grants Received

Grants received from government and other third parties, which are to be repaid, are recorded as a liability. While non-refundable grants received are presented as a reduction of the acquisition cost of the acquired assets, grants received for a specific purpose, not related to the acquisition of assets, are offset against the related expense, and other grants received are recorded as other income.

(m) Impairment of Assets

When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the decline in value is deducted from the book value to agree with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the reversal of impairment amount is recognized as a gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment.

(n) Convertible Bonds

When accounting for a convertible bond, the liability component and the equity component of a bond are separated. At the date of issue, the liability component of the bond is calculated at the fair value of a similar debt security without conversion rights, which is the present value of future cash flows from an ordinary bond until maturity and the equity component is calculated as the difference between the gross proceeds of the bond received at the date of issue and the amount of liability component. The equity component of the convertible bond is presented as a part of capital surplus within equity. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest rate method; however, the equity component is not remeasured subsequent to initial recognition.

(o) Stock and Bond Issue Costs

Stock issue cost is deducted from the gross proceeds from issuance of those stocks and bond issue cost is adjusted to issuance price of debentures and, in turn, discount or premium on debentures.

(p) Discount (Premium) on Debentures

Discount (premium) on debentures, which represents the difference between the face value and issuance price of debentures, is amortized (accreted) using the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(q) Retirement and Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the end of the reporting period.

The Company has partially funded the accrued severance benefits through severance insurance deposits with insurance companies. Deposits made by the Company are recorded as a deduction from accrued severance benefits. In the case that the deposits are greater than the balance of accrued severance benefits, the excess portion of deposits over accrued severance benefits is recorded as other investments. The Company deposited a certain portion of severance benefits to the National Pension Service according to the prior National Pension Law. The deposit amount is recorded as a deduction from accrued severance benefits.

(r) Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans or borrowings and other similar transactions are discounted using appropriate discount rates and stated at present value. The difference between the nominal value and present value of these receivables or payables is amortized using the effective interest rate method. The amount amortized is included in interest expense or interest income.

(s) Foreign Currency Translation

Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won using the foreign exchange rates prevailing at the end of the reporting period, with the resulting gains or losses recognized in the statement of income.

(t) Derivatives

The Company enters into foreign currency forward contracts to manage the foreign currency risk exposures to the changes in fair value of foreign currency denominated accounts receivable and accounts payable. In addition, the Company entered into cross currency swap and interest rate swap contracts to manage the interest rate and foreign currency risk exposures to the variability of future cash flows of floating rate notes.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value at each end of the reporting period. Attributable transaction costs are recognized in profit or loss when incurred.

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset or liability, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction, it is designated as a cash flow hedge.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(t) Derivatives, Continued

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of the changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity, other comprehensive income or loss. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss or adjusted to the carrying value of an asset or liability of the related to the hedged transaction. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized in income when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

The Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis at each end of the reporting period, of whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items and recognizes the gain or loss related to any ineffective portion immediately in the statement of income.

(u) Provisions and Contingent Liabilities

When it is probable that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not probable to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

(v) Income Taxes

Income tax expense includes the current income tax under the relevant income tax laws and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent the amount of future income tax payables to be decreased or increased, respectively, by temporary differences, which is the difference between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases of assets and liabilities, and unused loss carryforwards and tax credits. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences, unused losses, and unused tax credits can be utilized. Deferred tax assets and liabilities are computed on temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Changes in the carrying amount of deferred tax assets or liabilities result from a change in tax rates or tax laws are recognized in the income statement except to the extent that the changes relate to items previously reflected directly in the shareholders’ equity.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

2 Summary of Significant Accounting Policies and Basis of Presenting Financial Statements, Continued

(w) Sale or Discount of Accounts Receivable

The Company sells or discounts certain accounts or notes receivable to financial institutions, and accounts for the transactions as sale of the receivables if the control over the receivables is substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

(x) Earnings Per Share

Earnings per share are calculated by dividing net income attributable to stockholders of the Company by the weighted-average number of shares outstanding during the period. Diluted earnings per share are determined by adjusting net income attributable to stockholders and the weighted-average number of shares outstanding for the effects of all dilutive potential shares.

(y) Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Items requiring management’s estimates and assumptions include, but not limited to, the valuation of property, plant and equipment, accounts receivable, inventories, deferred income tax and derivative contracts. Actual results may differ from those estimates.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

3 Cash and Cash Equivalents and Short-term Financial Instruments

Cash and cash equivalents and short-term financial instruments as of December 31, 2009 and 2008 are as follows:

(In millions of Won)
	Annual interest rate(%) at December 31, 2009	2009		2008
Cash and cash equivalents
Checking accounts	—	(Won)	98	141
Time deposits	3.57~3.65		374,737	601,692
Passbook accounts in foreign currencies	0.07~1.96		329,489	605,953

			704,324	1,207,786

Short-term financial instruments
Time deposits and others	3.30~4.44		2,500,000	2,055,000

		(Won)	3,204,324	3,262,786

4 Receivables

The Company’s allowance for doubtful accounts on receivables, including trade accounts and notes receivable, as of December 31, 2009 and 2008 is as follows:

(In millions of Won)	2009
	Gross amount		Allowance for doubtful accounts	Carrying value

Trade accounts and notes receivable	(Won)	3,023,191	33	3,023,158
Other accounts receivable		81,502	89	81,413
Accrued income		41,360	119	41,241
Advance payments		11,300	113	11,187

(In millions of Won)	2008
	Gross amount		Allowance for doubtful accounts	Carrying value

Trade accounts and notes receivable	(Won)	1,695,871	293	1,695,578
Other accounts receivable		41,792	222	41,570
Accrued income		88,237	62	88,175
Advance payments		253	3	250
Long-term other receivables		184	2	182

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

4 Receivables, Continued

During 2009 certain trade accounts and notes receivable arising sales have been sold to financial institutions, of which trade accounts and notes receivable from the Company’s subsidiaries amounting to USD 187 million ((Won)217,784 million) and JPY 950 million ((Won)12,003 million) are current and outstanding as of December 31, 2009. For the year ended December 31, 2009, the Company recognized (Won)10,571 million as loss on disposal of trade accounts and notes receivable.

5 Inventories

Inventories as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Gross amount		Valuation loss	Book value

Finished goods	(Won)	397,330	11,812	385,518
Work-in-process		571,612	27,541	544,071
Raw materials		237,478	8,848	228,630
Supplies		165,003	36,917	128,086

	(Won)	1,371,423	85,118	1,286,305

(In millions of Won)	2008
	Gross amount		Valuation loss	Book value

Finished goods	(Won)	330,361	44,154	286,207
Work-in-process		415,264	57,173	358,091
Raw materials		173,708	5,520	168,188
Supplies		95,685	26,668	69,017

	(Won)	1,015,018	133,515	881,503

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

6 Available-for-Sale Securities

Available-for-sale securities as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
			Unrealized gains (losses)
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of year	Carrying value (fair value)
Non-current asset
Debt securities
Government bonds		83	—	—	—	—	83
Everlight Electronics Co., Ltd.(*2)		7,628	—	1,599	—	1,599	9,227

	(Won)	7,711	—	1,599	—	1,599	9,310

Equity securities
HannStar Display Corporation(*1)		96,249	33,248	(31,775)	—	1,473	97,722
Prime View International Co., Ltd. (*3)		11,522	—	1,390	—	1,390	12,912

	(Won)	107,771	33,248	(30,385)	—	2,863	110,634

Total	(Won)	115,482	33,248	(28,786)	—	4,462	119,944

(*1)	In February 2008, the Company purchased 180 million shares of non-voting mandatorily redeemable convertible preferred stock of HannStar Display Corporation (“Hannstar”) located in Taiwan. The preferred stocks are convertible into common stocks of HannStar at a ratio of 1:1 at the option of the Company from the issue date, February 28, 2008, to the maturity, February 28, 2011. In 2009, there is no preferred stock converted into common stock.

The Company has a put option for total or partial cash redemption of convertible preferred stocks during the period from 18 months after issuance of the convertible preferred stocks to 91 days prior to maturity of them and the issuer has a call option to repay, in cash, total preferred stocks during the period from 2 years after issuance to 90 days prior to maturity.

The abovementioned convertible preferred stocks have been privately placed under the Taiwanese Law, which restricts the sale of the preferred stocks (up to 3 years), and the stocks acquired through conversion are not to be traded in the Taiwanese Stock Exchange until the original maturity of the preferred stocks.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

6 Available-for-Sale Securities, Continued

(*2)	In November 2009, the Company acquired convertible bonds of Everlight Electronics Co., Ltd. (“Everlight”), a Taiwanese company which has LED packaging technologies, for strategic alliance purposes.
(*3)	In December 2009, the Company purchased 420,000 GDRs (Global Depositary Receipt) of Prime View International Co., Ltd. (“PVI”) for strategic alliance purposes.

The fair values of the preferred stock of HannStar and the convertible bonds of Everlight have been computed by discounting estimated cash flows from the stock using yield rate that reflects HannStar’s and Everlight’s credit risks. The fair value of PVI’s GDRs is listed price in Luxembourg Stock Exchange.

(In millions of Won)	2008
			Unrealized gains (losses)
	Acquisition cost		Beginning balance	Changes in unrealized gains and losses, net	Realized gains on disposition	Net balance at end of year	Carrying value (fair value)
Current asset
Debt securities
Government bonds	(Won)	74	—	—	—	—	74

Non-current asset
Equity securities
HannStar Display Corporation	(Won)	96,249	—	33,248	—	33,248	129,497

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments

(a)	2009

(i)	Investments in companies accounted for using the equity method as of December 31, 2009 are as follows:

(In millions of Won)
Company	Percentage of Ownership (%)	Acquisition cost		Net asset value	Carrying value
LG Display America, Inc.	100.00		6,082	(404,476)	—
LG Display Germany GmbH	100.00		1,252	14,688	113
LG Display Japan Co., Ltd.	100.00		1,088	15,533	9,500
LG Display Taiwan Co., Ltd.	100.00		6,076	29,704	21,784
LG Display Nanjing Co., Ltd.	100.00		197,132	408,200	408,331
LG Display Shanghai Co., Ltd.	100.00		596	11,026	1,094
LG Display Poland Sp. zo.o.	80.29		131,761	174,906	174,906
LG Display Guangzhou Co., Ltd.	89.12		120,809	172,269	164,952
LG Display Shenzhen Co., Ltd.	100.00		469	5,080	362
Suzhou Raken Technology Ltd.	51.00		86,745	100,003	94,797
LG Display Singapore Pte. Ltd. (*1)	100.00		1,250	4,173	—
LG Electronics (Nanjing) Plasma Co., Ltd. (*5)	100.00		3,503	2,790	2,790
Paju Electric Glass Co., Ltd.	40.00		14,400	36,256	33,901
TLI Inc. (*4)	12.69		14,074	9,914	13,345
AVACO Co., Ltd. (*4)	19.90		6,173	9,889	5,975
New Optics Ltd.	36.68		9,700	10,659	11,503
Guangzhou New Vision Technology Research and Development Limited	50.00		3,655	3,996	3,996
ADP Engineering Co., Ltd. (*2)	12.93		6,330	4,328	4,124
WooRee LED Co., Ltd. (*3)	29.57		11,900	6,502	11,537
Dynamic Solar Design Co., Ltd. (*3)	40.00		6,067	2,587	5,627
RPO, Inc. (*3)	25.96		14,538	4,858	14,538
Global OLED Technology LLC (*6)	49.00		72,250	72,250	72,250
LB Gemini New Growth Fund No.16 (*7)	30.64		1,800	1,800	1,800

		(Won)	717,650	696,935	1,057,225

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(*1)	LG Display Singapore Pte. Ltd. (“LGDSG”) was established in Singapore in January 2009, by incorporating the Singapore branch of the Company, to sell TFT-LCD products. It is wholly owned by the Company as of December 31, 2009.

(*2)	In February 2009, the Company acquired 3,000,000 common shares of ADP Engineering Co., Ltd. (“ADP Engineering”) (12.9%) at (Won)6,330 million. Although the Company’s share interests in ADP Engineering is below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of ADP Engineering and, accordingly, the investment in ADP Engineering has been accounted for using the equity method.

(*3)	In May and June 2009, the Company acquired 6,800,000 and 933,332 common shares (29.6% and 40.0%) of WooRee LED Co., Ltd. and Dynamic Solar Design Co., Ltd. at (Won)11,900 million and (Won)6,067 million, respectively. Also, In November 2009, the Company acquired 34,125,061 common shares (26.0%) of RPO, Inc. at (Won)14,538 million.

(*4)	Although the Company’s share interests in these investees are below 20%, the Company is able to exercise significant influence through its right to assign a director in the board of directors of each investee and, accordingly, the investment in these investees have been accounted for using the equity method. As of December 31, 2009, the fair values of TLI Inc. and AVACO Co., Ltd., listed in KOSDAQ, are (Won)14,900 and (Won)7,170 per share, respectively.

(*5)	In July 2009, the Company entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. for the acquisition of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. in order to expand cell back-end process to module production. In accordance with the agreement, the Company acquired whole shares of LG Electronics (Nanjing) Plasma Co., Ltd. at (Won)3,503 million in December 2009.

(*6)	The Company entered into a joint venture agreement with other LG affiliates, accordingly, Global OLED Technology LLC was set up with the purpose of managing and utilizing OLED patents purchased from Eastman Kodak Company. The Company acquired 49% equity interest in the joint venture and the Company’s investment in this equity investee is (Won)72,250 million.

(*7)	In December 2009, the Company joined the LB Gemini New Growth Fund No.16 as a member in a limited partnership with a view to searching for direct investment targets and gaining benefit from indirect investment. The Company invested (Won)1,800 million as a part of the agreed total investment amount up to (Won)30,000 million and acquired 30.6% equity interest in the fund.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(ii)	Changes in goodwill and negative goodwill for equity method investments for the year ended December 31, 2009 are as follows:

(In millions of Won)
Company	Balance at January 1, 2009		Increase (Decrease)	Amortized (Reversal) amount	Balance at December 31, 2009
TLI Inc.	(Won)	4,964	(71)	(1,250)	3,643
AVACO Co., Ltd.		(661)	—	455	(206)
New Optics Ltd.		1,498	—	(165)	1,333
ADP Engineering Co., Ltd.		—	(272)	26	(246)
WooRee LED Co., Ltd.		—	5,594	(559)	5,035
Dynamic Solar Design Co., Ltd.		—	3,378	(338)	3,040
RPO, Inc.		—	9,680	—	9,680

	(Won)	5,801	18,309	(1,831)	22,279

(iii)	Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2009 are as follows:

(In millions of Won)
Company	Inventories		Property, plant and equipment	Accounts receivable	Total
LG Display America, Inc.	(Won)	(24,746)	—	—	(24,746)
LG Display Germany GmbH		(14,589)	—	14	(14,575)
LG Display Japan Co., Ltd.		(6,039)	—	6	(6,033)
LG Display Taiwan Co., Ltd.		(7,941)	—	21	(7,920)
LG Display Nanjing Co., Ltd.		—	131	—	131
LG Display Shanghai Co., Ltd.		(9,980)	—	48	(9,932)
LG Display Guangzhou Co., Ltd.		—	(7,317)	—	(7,317)
LG Display Shenzhen Co., Ltd.		(4,739)	—	21	(4,718)
Suzhou Raken Technology Ltd.		(5,178)	(28)	—	(5,206)
LG Display Singapore Pte. Ltd.		(4,173)	—	—	(4,173)
Paju Electric Glass Co., Ltd.		(2,355)	—	—	(2,355)
TLI Inc.		(212)	—	—	(212)
AVACO Co., Ltd.		—	(3,708)	—	(3,708)
New Optics Ltd.		(489)	—	—	(489)
ADP Engineering Co., Ltd.		—	42	—	42

	(Won)	(80,441)	(10,880)	110	(91,211)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(iv)	Changes in the balances of investments in the companies accounted for using the equity method for the year ended December 31, 2009 are as follows:

(In millions of Won)
Company	Balance at January 1, 2009		Acquisitions during the year	Dividend received	Equity income (loss)	Accumulated other comprehensive income	Other	Balance at December 31, 2009
LG Display America, Inc. (*1)	(Won)	—	—	—	(54,485)	31,419	23,066	—
LG Display Germany GmbH		19,373	—	—	(18,071)	(1,189)	—	113
LG Display Japan Co., Ltd.		15,686	—	—	(5,088)	(1,098)	—	9,500
LG Display Taiwan Co., Ltd.		35,230	—	—	(14,405)	959	—	21,784
LG Display Nanjing Co., Ltd.		409,200	4,428	(28,004)	56,439	(32,620)	(1,112)	408,331
LG Display Hong Kong Co., Ltd. (*2)		2,000	—	—	(202)	(159)	(1,639)	—
LG Display Shanghai Co., Ltd.		9,093	—	—	(8,117)	118	—	1,094
LG Display Poland Sp. zo.o.		157,864	—	—	24,359	(7,317)	—	174,906
LG Display Guangzhou Co., Ltd.		100,279	50,335	—	27,599	(13,261)	—	164,952
LG Display Shenzhen Co., Ltd.		3,467	—	—	(2,597)	(508)	—	362
Suzhou Raken Technology Ltd.		18,328	73,592	—	11,302	(8,425)	—	94,797
LG Display Singapore Pte. Ltd.		—	1,250	—	(1,680)	430	—	—
LG Electronics (Nanjing) Plasma Co., Ltd.		—	3,503	—	—	—	(713)	2,790
Paju Electric Glass Co., Ltd. (*3)		25,841	—	—	8,060	—	—	33,901
TLI Inc. (*3)		12,565	—	(353)	1,316	(18)	(165)	13,345
AVACO Co., Ltd. (*3)		6,021	—	(204)	(63)	221	—	5,975
New Optics Ltd. (*3)		11,721	—	—	(418)	200	—	11,503
Guangzhou New Vision Technology Research and Development Limited (*3)		4,569	—	—	273	(846)	—	3,996
ADP Engineering Co., Ltd. (*3)		—	6,330	—	(2,206)	—	—	4,124
WooRee LED Co., Ltd. (*3)		—	11,900	—	(363)	—	—	11,537
Dynamic Solar Design Co., Ltd. (*3)		—	6,067	—	(440)	—	—	5,627
RPO, Inc. (*3)		—	14,538	—	—	—	—	14,538
Global OLED Technology LLC (*3)		—	72,250	—	—	—	—	72,250
LB Gemini New Growth Fund No.16 (*3)		—	1,800	—	—	—	—	1,800

	(Won)	831,237	245,993	(28,561)	21,213	(32,094)	19,437	1,057,225

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(*1)	LG Display America, Inc. (“LGDUS”) was sentenced to pay the fine of USD400 million by the U.S. Government. The Company recognized all losses related to LGDUS’s fine payable and recorded the cumulative loss in excess of the Company’s investment in LGDUS as long-term other accounts payable.

(*2)	LG Display Hong Kong Co., Ltd. was liquidated in November 2009.

(*3)	The Company accounted for its investments in these companies by using equity method of accounting based on the unaudited financial statements of the investees as it was unable to obtain the audited financial statements. The Company performed certain procedures to gain reasonableness of the unaudited financial statements.

(v)	Accumulated amounts of the investor’s share of losses in associates that were not recognized as the Company ceased to apply the equity method to the balance of its investment in the associate are as follows:

(In millions of Won)
Company	Percentage of ownership (%)	Amount
LG Display Singapore Pte. Ltd.	100.00	(Won)	(5,472)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(vi)	A summary of investees’ financial data as of and for the year ended December 31, 2009, is as follows:

(In millions of Won)
Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	615,904	1,020,380	(404,476)	2,857,404	(21,742)
LG Display Germany GmbH		792,780	778,092	14,688	3,524,751	4,390
LG Display Japan Co., Ltd.		258,636	243,103	15,533	1,754,854	4,619
LG Display Taiwan Co., Ltd.		548,417	518,713	29,704	3,293,800	2,254
LG Display Nanjing Co., Ltd.		549,667	141,467	408,200	435,439	55,462
LG Display Hong Kong Co., Ltd.		—	—	—	—	(202)
LG Display Shanghai Co., Ltd.		613,312	602,286	11,026	2,937,927	3,856
LG Display Poland Sp. zo.o.		365,054	190,148	174,906	128,444	24,359
LG Display Guangzhou Co., Ltd.		342,679	170,410	172,269	228,641	29,703
LG Display Shenzhen Co., Ltd.		143,311	138,231	5,080	1,402,129	2,188
Suzhou Raken Technology Ltd.		487,652	291,568	196,084	1,494,555	43,222
LG Display Singapore Pte. Ltd.		282,245	278,072	4,173	1,716,416	2,493
LG Electronics (Nanjing) Plasma Co., Ltd.		37,387	34,597	2,790	16,298	(35,001)
Paju Electric Glass Co., Ltd. (*)		207,269	116,628	90,641	636,832	23,407
TLI Inc.		117,680	39,590	78,090	89,765	19,385
AVACO Co., Ltd.		96,583	48,263	48,320	122,174	9,055
New Optics Ltd.		175,152	146,091	29,061	474,886	(882)
Guangzhou New Vision Technology Research and Development Limited		8,001	9	7,992	—	546
ADP Engineering Co., Ltd.		73,471	41,351	32,120	63,136	(19,334)
WooRee LED Co., Ltd.		38,509	16,517	21,992	43,814	1,376
Dynamic Solar Design Co., Ltd.		7,484	1,019	6,465	—	(297)
RPO, Inc.		19,209	494	18,715	156	(6,281)
Global OLED Technology LLC		147,450	—	147,450	—	—
LB Gemini New Growth Fund No.16		5,874	—	5,874	—	—

	(Won)	5,933,726	4,817,029	1,116,697	21,221,421	142,576

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of the changes made and their effects on the financial statements are as follows:

(In millions of Won)
Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	78,636	90,641	17,794	23,407

(b)	2008

(i)	Investments in companies accounted for using the equity method as of December 31, 2008 are as follows:

(In millions of Won)
Company	Percentage of ownership(%)	Acquisition cost		Net asset value	Carrying value
LG Display America, Inc.	100.00	(Won)	6,082	(414,154)	—
LG Display Germany GmbH	100.00		1,252	11,487	19,373
LG Display Japan Co., Ltd.	100.00		1,088	12,012	15,686
LG Display Taiwan Co., Ltd.	100.00		6,076	26,491	35,230
LG Display Nanjing Co., Ltd.	100.00		192,704	410,046	409,200
LG Display Hong Kong Co., Ltd.	100.00		1,736	2,000	2,000
LG Display Shanghai Co., Ltd.	100.00		596	7,052	9,093
LG Display Poland Sp. zo.o.	80.29		131,761	157,864	157,864
LG Display Guangzhou Co., Ltd.	84.21		70,474	105,492	100,279
LG Display Shenzhen Co., Ltd.	100.00		469	3,400	3,467
Suzhou Raken Technology Ltd.	51.00		13,153	12,950	18,328
Paju Electric Glass Co., Ltd.	40.00		14,400	26,893	25,841
TLI Inc.	12.90		14,074	7,861	12,565
AVACO Co., Ltd.	19.90		6,173	8,056	6,021
New Optics Ltd.	36.68		9,700	10,782	11,721
Guangzhou New Vision Technology Research and Development Limited	50.00		3,655	4,569	4,569

		(Won)	473,393	392,801	831,237

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(ii)	Changes in goodwill and negative goodwill for equity method investments for the year ended December 31, 2008 are as follows:

(In millions of Won)
Company	Balance at January 1, 2008		Increase (Decrease)	Amortized (Reversal) amount	Balance at December 31, 2008
TLI Inc.	(Won)	—	5,531	(567)	4,964
AVACO Co., Ltd.		—	(888)	227	(661)
New Optics Ltd.		—	1,566	(68)	1,498

	(Won)	—	6,209	(408)	5,801

(iii)	Details of eliminated unrealized gains and losses from transactions between the Company and equity investees as of December 31, 2008 are as follows:

(In millions of Won)
Company	Inventories		Property, plant and equipment	Accounts receivable	Total
LG Display America, Inc.	(Won)	7,542	—	455	7,997
LG Display Germany GmbH		7,080	—	806	7,886
LG Display Japan Co., Ltd.		3,362	—	312	3,674
LG Display Taiwan Co., Ltd.		8,323	—	416	8,739
LG Display Nanjing Co., Ltd.		—	(846)	—	(846)
LG Display Shanghai Co., Ltd.		1,709	—	332	2,041
LG Display Guangzhou Co., Ltd.		—	(5,213)	—	(5,213)
LG Display Shenzhen Co., Ltd.		15	—	52	67
Suzhou Raken Technology Ltd.		5,535	—	—	5,535
Paju Electric Glass Co., Ltd.		(1,052)	—	—	(1,052)
TLI Inc.		(260)	—	—	(260)
AVACO Co., Ltd.		(1,374)	—	—	(1,374)
New Optics Ltd.		(559)	—	—	(559)

	(Won)	30,321	(6,059)	2,373	26,635

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(iv)	Changes in the balances of investments in companies accounted for using the equity method for the year ended December 31, 2008 are as follows:

(In millions of Won)
Company	Balance at January 1, 2008		Acquisitions during the year	Dividend received	Equity income (loss)	Accumulated other comprehensive income	Other	Balance at December 31, 2008
LG Display America, Inc.	(Won)	1,486	—	—	(438,736)	31,094	406,156	—
LG Display Germany GmbH		—	—	—	17,191	2,182	—	19,373
LG Display Japan Co., Ltd.		2,660	—	—	8,626	4,400	—	15,686
LG Display Taiwan Co., Ltd.		4,918	—	—	24,683	5,629	—	35,230
LG Display Nanjing Co., Ltd.		235,386	—	—	76,511	97,303	—	409,200
LG Display Hong Kong Co., Ltd.		7,564	—	(6,427)	(5)	868	—	2,000
LG Display Shanghai Co., Ltd.		—	—	—	7,638	1,455	—	9,093
LG Display Poland Sp. zo.o.		154,231	—	—	(15,042)	18,675	—	157,864
LG Display Guangzhou Co., Ltd.		58,152	—	—	12,959	29,168	—	100,279
LG Display Shenzhen Co., Ltd.		—	—	—	2,648	819	—	3,467
Suzhou Raken Technology Ltd.(*)		—	13,153	—	5,409	(234)	—	18,328
Paju Electric Glass Co., Ltd. (*)		24,704	—	(5,760)	6,897	—	—	25,841
TLI Inc. (*)		—	14,074	—	(822)	(587)	(100)	12,565
AVACO Co., Ltd. (*)		—	6,173	—	(36)	(116)	—	6,021
New Optics Ltd.(*)		—	9,700	—	1,580	441	—	11,721
Guangzhou New Vision Technology Research and Development Limited (*)		—	3,655	—	(31)	945	—	4,569

	(Won)	489,101	46,755	(12,187)	(290,530)	192,042	406,056	831,237

(*)	The Company accounted for its investments in these companies by using equity method of accounting based on the unaudited financial statements of the investees as it was unable to obtain the audited financial statements. However, the Company performed certain procedures to gain reasonableness of the unaudited financial statements.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

7 Equity Method Investments, Continued

(v)	A summary of investees’ financial data as of and for the year ended December 31, 2008, is as follows:

(In millions of Won)
Company	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	(Won)	309,739	723,893	(414,154)	2,270,393	(455,544)
LG Display Germany GmbH		572,538	561,051	11,487	2,831,857	2,660
LG Display Japan Co., Ltd.		202,028	190,016	12,012	1,610,953	1,781
LG Display Taiwan Co., Ltd.		453,944	427,453	26,491	3,659,801	5,322
LG Display Nanjing Co., Ltd.		606,131	196,085	410,046	374,053	74,862
LG Display Hong Kong Co., Ltd.		2,010	10	2,000	—	(5)
LG Display Shanghai Co., Ltd.		289,311	282,259	7,052	1,908,678	2,589
LG Display Poland Sp. zo.o.		374,876	217,012	157,864	147,582	(15,042)
LG Display Guangzhou Co., Ltd.		207,705	102,213	105,492	103,058	14,100
LG Display Shenzhen Co., Ltd.		143,102	139,702	3,400	1,228,057	1,101
Suzhou Raken Technology Ltd.		37,648	12,255	25,393	—	(246)
Paju Electric Glass Co., Ltd.(*)		162,669	95,436	67,233	458,548	18,026
TLI Inc.		68,442	12,215	56,227	40,536	(279)
AVACO Co., Ltd.		67,570	28,464	39,106	52,013	5,578
New Optics Ltd.		129,197	99,800	29,397	106,980	6,018
Guangzhou New Vision Technology Research and Development Limited		9,155	17	9,138	—	(62)

	(Won)	3,636,065	3,087,881	548,184	14,792,509	(339,141)

(*)	The financial statements of Paju Electric Glass Co., Ltd. were adjusted to conform to the Company’s accounting policy. Details of the changes made and their effects on the financial statements are as follows:

(In millions of Won)
Reason for adjustment	Net asset value before adjustment		Net asset value after adjustment	Net income before adjustment	Net income after adjustment
Agreement of depreciation method	(Won)	60,841	67,233	20,099	18,026

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Transactions and Balances with Related Parties

(a)	Details of parent and subsidiary relationships as of December 31, 2009 and 2008 are as follows:

Relationship	2009	2008
Ultimate parent company (*1)	LG Corp.	LG Corp.

Controlling party (*1)	LG Electronics Inc.	LG Electronics Inc.

Subsidiary	LG Display America, Inc.,	LG Display America, Inc.,
	LG Display Taiwan Co., Ltd.,	LG Display Taiwan Co., Ltd.,
	LG Display Japan Co., Ltd.,	LG Display Japan Co., Ltd.,
	LG Display Germany GmbH,	LG Display Germany GmbH,
	LG Display Nanjing Co., Ltd.,	LG Display Nanjing Co., Ltd.,
	LG Display Shanghai Co., Ltd.,	LG Display Shanghai Co., Ltd.,
	LG Display Poland Sp. zo.o.,	LG Display Hong Kong Co., Ltd., (*2)
	LG Display Guangzhou Co., Ltd.,	LG Display Poland Sp. zo.o.,
	LG Display Shenzhen Co., Ltd.,	LG Display Guangzhou Co., Ltd.,
	LG Display Singapore Pte. Ltd. Suzhou Raken Technology Ltd.,	LG Display Shenzhen Co., Ltd., Suzhou Raken Technology Ltd.
LG Electronics (Nanjing) Plasma Co., Ltd.,

Joint venture	Guangzhou New Vision Technology Research and Development Limited,	Guangzhou New Vision Technology Research and Development Limited
Global OLED Technology LLC

Equity method investee	Paju Electric Glass Co., Ltd.,	Paju Electric Glass Co., Ltd.,
	TLI Inc., AVACO Co., Ltd.,	TLI Inc., AVACO Co., Ltd.,
	New Optics Ltd.,	New Optics Ltd.
ADP Engineering Co., Ltd.,
WooRee LED Co., Ltd.,
Dynamic Solar Design Co., Ltd.,
RPO, Inc.,
LB Gemini New Growth Fund No.16

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Transactions and Balances with Related Parties, Continued

Relationship	2009	2008
Affiliates (*3)

LG Management Development Institute Co., Ltd.,

LG Life Sciences, Ltd.,

LG CNS Co., Ltd.,

LG N-Sys Inc.,

LG Powercom Corp.,

Serveone Co., Ltd.,

LG Innotek Co., Ltd.,

LG Telecom Co., Ltd.,

LG Chem Ltd.,

LG International Corp.,

LG Dacom Corporation,

Hi Business Logistics,

Siltron Incorporated,

Lusem Co., Ltd. and others

LG Management Development Institute Co., Ltd.,

LG Micron Ltd.,

LG Life Sciences, Ltd.,

LG CNS Co., Ltd.,

LG N-Sys Inc.,

LG Powercom Corp.,

Serveone Co., Ltd.,

LG Innotek Co., Ltd.,

LG Telecom Co., Ltd.,

LG Chem Ltd.,

LG International Corp.,

LG Dacom Corporation,

Hi Business Logistics,

Siltron Incorporated,

Lusem Co., Ltd. and others

(*1)	The immediate parent and the ultimate parent companies of the Company are LG Electronics Inc. and LG Corporation, respectively.

(*2)	This entity was liquidated in November 2009.

(*3)	The subsidiaries of the affiliates, which are not presented above, are also affiliates of the Company.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

8 Transactions and Balances with Related Parties, Continued

(b)	Significant transactions which occurred in the normal course of business with related companies for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	Sales and other (*1)			Purchases and other (*1)
	2009		2008	2009	2008
Ultimate parent company	(Won)	—	—	43,056	27,312
Controlling party (*2)		768,829	1,117,135	230,238	260,813
Subsidiaries		18,360,689	13,025,032	794,118	672,682
Equity method investees		16	418	1,142,932	808,436
Affiliates		974,606	422,055	4,342,654	3,949,061

	(Won)	20,104,140	14,564,640	6,552,998	5,718,304

(*1)	These amounts include sale and purchase of property, plant and equipment to and from the Company’s related parties amounting to (Won)4,185 million and (Won)531,258 million, respectively, in 2009 and (Won)8,833 million and (Won)431,906 million, respectively, in 2008.

(*2)	Controlling party includes overseas subsidiaries that are under direct control of LG Electronics Inc.

(c)	Account balances with related companies as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	Trade accounts and notes receivable and other			Trade accounts and Notes payable and other
	2009		2008	2009	2008
Ultimate parent company	(Won)	3,229	2,577	7,366	2,727
Controlling party (*)		101,543	115,235	51,738	82,249
Subsidiaries		2,823,235	1,267,901	405,873	279,572
Equity method investees		3	1	164,268	58,222
Affiliates		173,022	121,140	852,658	1,054,112

	(Won)	3,101,032	1,506,854	1,481,903	1,476,882

(*)	Controlling party include overseas subsidiaries that are under direct control of LG Electronics Inc.

(d)	Compensation costs of key management for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008
Short-term benefits	(Won)	1,943	2,467
Severance benefits		272	307
Other long-term benefits		501	—

	(Won)	2,716	2,774

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

9 Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2009 are as follows:

(In millions of Won)	2009
	Land		Buildings	Structures	Machinery and equipment	Tools	Furniture and fixtures
Book value as of January 1, 2009	(Won)	383,645	1,591,282	165,221	2,125,177	10,646	74,026
Acquisitions		—	—	—	—	—	—
Depreciation		—	(117,682)	(11,094)	(2,375,003)	(9,669)	(55,338)
Reversal of impairment loss		—	—	—	7	—	—
Disposals		(1,299)	(1,661)	—	(2,048)	(12)	(59)
Transfer		12,458	732,377	11,698	4,621,192	13,974	46,810
Subsidy decrease (increase)		—	—	(2,500)	(145)	—	—

Book value as of December 31, 2009	(Won)	394,804	2,204,316	163,325	4,369,180	14,939	65,439

Acquisition cost	(Won)	394,804	2,752,298	231,234	19,040,829	112,883	508,980

Accumulated depreciation	(Won)	—	(547,982)	(67,909)	(14,671,649)	(97,944)	(443,541)

(In millions of Won)	2009
	Vehicles		Construction- in-progress	Others	Total
Book value as of January 1, 2009	(Won)	8,431	4,063,604	9,182	8,431,214
Acquisitions		—	2,879,681	—	2,879,681
Depreciation		(2,399)	—	—	(2,571,185)
Reversal of impairment loss		—	—	—	7
Disposals		(159)	—	—	(5,238)
Transfer		688	(5,439,781)	584	—
Subsidy decrease (increase)		—	95	—	(2,550)

Book value as of December 31, 2009	(Won)	6,561	1,503,599	9,766	8,731,929

Acquisition cost	(Won)	17,305	1,503,599	9,766	24,571,698

Accumulated depreciation	(Won)	(10,744)	—	—	(15,839,769)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

9 Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2008 are as follows:

(In millions of Won)	2008
	Land		Buildings	Structures	Machinery and equipment	Tools
Book value as of January 1, 2008	(Won)	314,550	1,646,388	127,026	3,852,477	17,423
Acquisitions		44,723	12,329	4,318	26,902	825
Depreciation		—	(88,179)	(13,422)	(2,107,617)	(9,600)
Impairment loss		—	—	—	(83)	—
Disposals		(589)	(427)	(15)	(6,463)	(42)
Transfer		24,961	21,171	47,314	360,428	2,040
Subsidy decrease (increase)		—	—	—	(467)	—

Book value as of December 31, 2008	(Won)	383,645	1,591,282	165,221	2,125,177	10,646

Acquisition cost	(Won)	383,645	2,022,103	221,973	14,515,786	100,290

Accumulated depreciation	(Won)	—	(430,821)	(56,752)	(12,390,602)	(89,644)

Accumulated impairment loss	(Won)	—	—	—	(7)	—

(In millions of Won)	2008
	Furniture and fixtures		Vehicles	Construction- in-progress	Others	Total
Book value as of January 1, 2008	(Won)	102,348	3,257	758,622	8,509	6,830,600
Acquisitions		29,218	3,506	3,768,271	—	3,890,092
Depreciation		(60,176)	(2,293)	—	—	(2,281,287)
Impairment loss		—	—	—	—	(83)
Disposals		(44)	—	—	—	(7,580)
Transfer		2,680	3,961	(463,194)	673	34
Subsidy decrease (increase)		—	—	(95)	—	(562)

Book value as of December 31, 2008	(Won)	74,026	8,431	4,063,604	9,182	8,431,214

Acquisition cost	(Won)	464,939	17,538	4,063,604	9,182	21,799,060

Accumulated depreciation	(Won)	(390,913)	(9,107)	—	—	(13,367,839)

Accumulated impairment loss	(Won)	—	—	—	—	(7)

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

9 Property, Plant and Equipment, Continued

(c)	The officially declared value of the land owned by the Company at December 31, 2009 and 2008, as announced by the Minister of Construction and Transportation, is as follows:

(In millions of Won)
			2009			2008
	Description	Location	Book value		Declared value	Book value	Declared value
Property, plant and equipment	Factory site	Paju	(Won)	301,905	336,632	290,631	358,919
	Factory site	Gumi		85,990	117,644	86,105	118,660
	R&D Center	Anyang		6,909	11,708	6,909	11,886

			(Won)	394,804	465,984	383,645	489,465

10 Capitalization of Financial Expenses

(a)	The Company capitalizes financial expenses, such as interest expense incurred on borrowings used to finance the cost of acquiring or building property, plant and equipment and intangible assets and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. Interest costs of (Won)16,591 and (Won)45,177 million were capitalized as part of the cost of qualifying assets for the years ended December 31, 2009 and 2008, respectively.

(b)	For the year ended December 31, 2009, if the Company had expensed the capitalized financial expenses, the accumulated effects of expensing capitalized financial expenses on significant accounts in the statement of financial position and statement of income would have been as follows:

(i)	Statement of Financial Position

(In millions of Won)	Capitalized			Expensed as incurred		Difference
	Acquisition cost		Accumulated depreciation	Acquisition cost	Accumulated depreciation	Acquisition cost	Accumulated depreciation
Property, plant and equipment	(Won)	24,571,698	15,839,769	24,369,852	15,751,441	201,846	88,328
Retained earnings		5,890,973	—	5,802,428	—	88,545	—
Deferred tax assets (non-current)		638,266	—	663,239	—	(24,973)	—

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

10 Capitalization of Financial Expenses, Continued

(ii)	Statements of Income

(In millions of Won)
	Capitalized		Expensed as incurred	Difference
Depreciation	(Won)	2,569,202	2,542,359	(26,843)
Interest expense		122,602	139,193	16,591
Income before income taxes		938,705	948,757	(10,252)
Income tax benefit (*)		(129,242)	(126,986)	2,256
Net income		1,067,947	1,075,943	(7,996)

(*)	Income tax expense relating to the difference in income before income taxes is measured using the marginal tax rate.

11 Insured assets

Insured assets as of December 31, 2009 are as follows:

(In millions of Won and USD)	Covered assets or loss	Insurance coverage		Beneficiary
Package Insurance(*1)	Property, plant and equipment		19,719,500	Company
Package Insurance(*1)	Inventories		1,000,000	“
Package Insurance(*1)	Business interruption		5,400,000	“
Package Insurance(*1)	Product liability		3,000	“
Erection All Risks’ Insurance(*2)	Property, plant and equipment		3,687,000	“
Fire Insurance	Property, plant and equipment		264,863	“
Directors’ and Officers’ Liability Insurance	Directors’ & officers’ liability (Global)	USD	100	“
Products Liability Insurance	Products liability (Global)	USD	35	“
Aviation Product Liability Insurance	Aviation product liability (Global)	USD	500	“
Stock Throughput Insurance	Goods in the ordinary course of transit (Global)	USD	25,859	“

(*1)	Package insurance provides multiple coverage in one policy. It refers to a policy providing both general liability and property insurance.

(*2)	This insurance policy covers unexpected loss in the course of assembly and installation of plant and equipment.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

12 Intangible Assets

(a)	Changes in intangible assets for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Intellectual property rights		Rights to use of electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Construction -in-progress (Software)	Total
Balance as of January 1, 2009	(Won)	52,311	29,010	5,101	—	107,921	194,343
Increase during the year		18,648	1	6	3,596	66,917	89,168
Amortization		(8,359)	(3,275)	(1,015)	(29,960)	—	(42,609)
Disposals		(2)	—	—	—	—	(2)
Transfer		—	—	—	156,830	(156,830)	—

Balance as of December 31, 2009	(Won)	62,598	25,736	4,092	130,466	18,008	240,900

Acquisition cost	(Won)	488,682	32,761	12,478	170,139	18,008	722,068

Accumulated amortization	(Won)	(426,084)	(7,025)	(8,386)	(39,673)	—	(481,168)

(In millions of Won)	2008
	Intellectual property rights		Rights to use of electricity and gas supply facilities	Rights to use of industrial water facilities	Software	Construction -in-progress (Software)	Total
Balance as of January 1, 2008	(Won)	72,921	32,286	6,323	—	—	111,530
Increase during the year		26,772	—	27	—	107,921	134,720
Amortization		(45,785)	(3,276)	(1,249)	—	—	(50,310)
Disposals		(1,597)	—	—	—	—	(1,597)

Balance as of December 31, 2008	(Won)	52,311	29,010	5,101	—	107,921	194,343

Acquisition cost	(Won)	470,057	32,760	12,472	9,713	107,921	632,923

Accumulated amortization	(Won)	(417,746)	(3,750)	(7,371)	(9,713)	—	(438,580)

(b)	Research and development costs are charged to expense as incurred and are classified as part of manufacturing overheads and selling, general and administrative expenses. The Company expensed (Won)774,338 million and (Won)501,192 million for the years ended December 31, 2009 and 2008, respectively.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

12 Intangible Assets, Continued

(c)	For the years ended December 31, 2009 and 2008, significant expenses, which are expected to have probable future economic benefits but expensed in the year incurred due to the uncertainty in the realization of such benefits, are as follows:

(In millions of Won)
	2009		2008
Training expenses	(Won)	14,428	18,335
Advertising expenses		59,485	48,905
Overseas marketing expenses		4,416	14,228

	(Won)	78,329	81,468

13 Debentures

(a)	Details of debentures issued by the Company as of December 31, 2009 and 2008 are as follows:

(In millions of Won)
	Maturity	Annual interest rate	2009		2008
Local currency debentures(*)
Publicly issued debentures	March 2010~ December 2014	4.50~5.89%	(Won)	890,000	850,000

Privately issued debentures	May 2011	5.30%		200,000	600,000
Less discount on debentures				(2,276)	(3,826)
Less current portion of debentures				(389,665)	(458,201)

			(Won)	698,059	987,973

Foreign currency debentures
Convertible bonds	April 2012	zero coupon	(Won)	511,555	511,555
Less discount on debentures				(1,257)	(1,760)
Less conversion right adjustment				(66,540)	(93,111)
Add redemption premium				85,788	85,788
Less current portion of convertible bonds				(529,546)	—

			(Won)	—	502,472

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Company redeemed local currency debentures with their face value amounting to (Won)400,000 million (par value) for the year ended December 31, 2009 and recognized a loss on redemption of debentures amounting to (Won)173 million as non-operating expenses.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

13 Debentures, Continued

(b)	Details of the convertible bonds are as follows:

Terms and Conditions

Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,251
Issued amount	USD550 million

The bonds will be repaid at 116.77% of the principal amount at maturity unless the put option of bondholders are exercised in which case the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010, and in 2009, they were reclassified to current liabilities. If the convertible bonds, inclusive of redemption premium, were classified as monetary liabilities, the loss on foreign currency translation would be (Won)152,531 million for the period from Issue date, April 18, 2007, to December 31, 2009.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,760 to (Won)48,251 per share due to the declaration of cash dividends of (Won)500 per share for the year ended December 31, 2008.

As of December 31, 2009 and 2008, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)
	December 31, 2009		December 31, 2008

Convertible bond amount (*)	(Won)	513,480,000,000	513,480,000,000
Conversion price	(Won)	48,251	48,760
Common shares to be issued		10,641,851	10,530,762

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

13 Debentures, Continued

(c)	Aggregate maturities of the Company’s debentures as of December 31, 2009 are as follows:

(In millions of Won)
Period	Debentures		Convertible bonds(*)	Total
2010.1.1~2010.12.31	(Won)	390,000	—	390,000
2011.1.1~2011.12.31		200,000	—	200,000
2012.1.1~2012.12.31		300,000	597,343	897,343
2013.1.1~2013.12.31		—	—	—
2014.1.1~2014.12.31		200,000	—	200,000

	(Won)	1,090,000	597,343	1,687,343

(*)	In the above schedule, it was assumed that the convertible bonds will be repaid in full at maturity with redemption premium amounting to (Won)85,788 million.

14 Short-Term Borrowings and Long-Term Debt

(a)	Short-term borrowings in foreign currency as of December 31, 2009 and 2008 are as follows:

(In millions of Won except interest rate)
Lender	Annual interest rate(*1)	2009		2008
Foreign currency loans (*2)
Kookmin Bank and others	3ML+2.8~5.5	(Won)	189,423	—
Bank of Tokyo-Mitsubishi UFJ	6ML+1.4		63,141	—
Korea Exchange Bank and others	6ML+0.9~2.0		220,140	—
Korea Exchange Bank	6ML+1.18		34,027	—

		(Won)	506,731	—

(*1)	ML represents Month LIBOR (London Inter-Bank Offered Rates).
(*2)	Above short-term borrowings as of December 31, 2009 consist of foreign currency borrowings of JPY37,432 million and USD29 million in aggregate.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

14 Short-Term Borrowings and Long-Term Debt, Continued

(b)	Long-term debt as of December 31, 2009 and 2008 is as follows:

(In millions of Won except interest rate)
Lender	Annual interest rate(*1)	2009		2008	Redemption method
Local currency loans
The Export-Import Bank of Korea	6.08%	(Won)	—	9,850	Redemption by installments
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%		18,380	18,982	“
Korea Development Bank	KDBBIR+0.77%		7,500	37,500	“
Korea Development Bank	KDBBIR+3.29%		120,000	—	“
Woori Bank	5.43%		200,000	—	Redemption at maturity
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		3,914	—	Redemption by installments

			349,794	66,332
Less current portion of long-term debt			(9,872)	(40,451)

		(Won)	339,922	25,881

(In millions of Won except interest rate)
Lender	Annual interest rate(*1)	2009		2008	Redemption method
Foreign currency loans (*2)
The Export-Import Bank of Korea	6ML+0.69%	(Won)	58,380	62,875	Redemption by installments
Korea Development Bank	3ML+0.66%		163,464	176,050	Redemption at maturity
Kookmin Bank and others	3ML+0.35~0.53%		467,040	503,000	“
	6ML+0.41%		233,520	251,500	“

			922,404	993,425
Less current portion of long-term debt			(5,838)	—

		(Won)	916,566	993,425

(*1)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.
(*2)	Foreign currency equivalent of the above long-term debt as of December 31, 2009 and 2008 is USD790 million.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

14 Short-Term Borrowings and Long-Term Debt, Continued

(c)	Aggregate maturities of the Company’s long-term debt as of December 31, 2009 are as follows:

(In millions of Won)
Period	Local currency loans		Foreign currency loans	Total

2010.1.1~2010.12.31	(Won)	9,872	5,838	15,710
2011.1.1~2011.12.31		203,796	595,476	799,272
2012.1.1~2012.12.31		34,188	291,900	326,088
2013.1.1~2013.12.31		64,579	29,190	93,769
2014.1.1~2014.12.31		33,978	—	33,978
Thereafter		3,381	—	3,381

	(Won)	349,794	922,404	1,272,198

15 Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Balance at beginning of year	(Won)	201,920	153,475
Actual severance payments		(47,761)	(23,850)
Transferred from/to affiliated companies, net		1,630	3,339
Provision for retirement and severance benefits		79,321	68,956

Balance at end of year		235,110	201,920

Balance of deposits to National Pension Fund		(402)	(479)
Balance of the severance insurance deposits		(175,869)	(131,302)

Net balance	(Won)	58,839	70,139

The Company’s retirement and severance benefit plan is funded approximately 74.8% and 65.0% as of December 31, 2009 and 2008, respectively, through severance insurance deposits in Korea Life Insurance Co., Ltd. and others for the payment of severance benefits. The beneficiaries of the severance insurance deposit are the Company’s employees.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

16 Monetary Assets and Liabilities Denominated In Foreign Currency

Monetary assets and liabilities denominated in foreign currencies, excluding those disclosed elsewhere in the notes 13 and 14 to the financial statements as of December 31, 2009 and 2008 are as follows:

(In millions of Won, USD, JPY, EUR and PLN)
	2009
	Foreign currency (*)		Exchange rate	Won equivalent
Assets :

Cash and cash equivalents	USD	279	1,167.6	(Won)	325,305
	JPY	46	12.6282		579
	EUR	1	1,674.28		1,156
	PLN	6	405.18		2,449

Trade accounts and notes receivable	USD	2,430	1,167.6		2,837,568
	JPY	2,217	12.6282		28,002
	EUR	45	1,674.28		75,208

Other accounts receivable	USD	4	1,167.6		5,176
	JPY	11	12.6282		134

Non-current guarantee deposits	JPY	22	12.6282		282

				(Won)	3,275,859

Liabilities :

Accounts payable	USD	1,326	1,167.6	(Won)	1,548,497
	JPY	12,717	12.6282		160,594

Other accounts payable	USD	145	1,167.6		169,098
	JPY	8,762	12.6282		110,655
	EUR	8	1,674.28		13,128

Accrued expenses	USD	226	1,167.6		263,527

Long-term advance received	USD	500	1,167.6		583,800

				(Won)	2,849,299

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

16 Monetary Assets and Liabilities Denominated In Foreign Currency, Continued

(In millions of Won, USD, JPY, EUR and PLN)
	2008
	Foreign currency (*)		Exchange rate	Won equivalent
Assets :

Cash and cash equivalents	USD	401	1,257.5	(Won)	504,267
	JPY	5,340	13.9389		74,427
	EUR	3	1,776.22		4,954
	PLN	52	426.18		22,305

Trade accounts and notes receivable	USD	1,246	1,257.5		1,567,140
	JPY	2,490	13.9389		34,708
	EUR	24	1,776.22		42,629

Other accounts receivable	USD	16	1,257.5		19,684
	JPY	10	13.9389		137

Value added tax receivable	PLN	255	426.18		108,511

Long-term loans	USD	10	1,257.5		12,575

				(Won)	2,391,337

Liabilities :

Accounts payable	USD	513	1,257.5	(Won)	645,447
	JPY	6,302	13.9389		87,839

Other accounts payable	USD	252	1,257.5		316,805
	JPY	39,782	13.9389		554,522
	EUR	1	1,776.22		1,652
	PLN	1	426.18		468

				(Won)	1,606,733

(*)	PLN represent Poland Zloty.

17 Warranty Reserve

Changes in warranty reserve for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)
	2009
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	58,105	113,866	(108,375)	63,596

(In millions of Won)
	2008
	Balance at the beginning of the year		Increase	Decrease	Balance at the end of the year
Warranty reserve	(Won)	49,295	90,063	(81,253)	58,105

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

18 Commitments and Contingencies

(a)	Commitments

Overdraft agreements and credit facility agreement

As of December 31, 2009, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)49,000 million in aggregate and maintains a line of credit amounting to (Won)200,000 with Hana Bank. There is no overdrawn balance.

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and other several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,830 million in connection with its export sales transactions. As of December 31, 2009, sold accounts and notes receivable amounting to USD187 million ((Won)217,784 million) and JPY950 million ((Won)12,003 million) are current and outstanding among the accounts and notes receivable sold during 2009.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the year ended December 31, 2009, no accounts and notes receivable were sold.

The Company has an agreement with Shinhan Bank for accounts receivable negotiating facilities of up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. As of December 31, 2009, no accounts and notes receivable are current and outstanding among the accounts and notes receivable sold during 2009.

Letters of credit

As of December 31, 2009, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD188.5 million, USD20 million with China Construction Bank, USD100 million with Shinhan Bank, respectively, and JPY11,000 million with Woori Bank.

Payment guarantees

The Company receives payment guarantee amounting to USD8.5 million from ABN AMRO Bank relating to value added tax payments in Poland. As of December 31, 2009, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR70 million term loan credit facility of LG Display Poland Sp. zo.o. LG Display Poland Sp. zo.o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank relating to the “Simplified Procedure” (deferral of VAT payment), and the Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and others’ term loan credit facilities with aggregate amount of USD 17 million and related interests.

License agreements

As of December 31, 2009, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

18 Commitments and Contingencies, Continued

Long-term supply agreement

In January 2009, the Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Company received a long-term prepayment of USD500 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter.

(b)	Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp. and others

On December 1, 2006, the Company filed a complaint against Chi Mei Optoelectronics Corp. and AU Optronics Corp. alleging patent infringement related to liquid crystal display and manufacturing process for TFT-LCD in the United States District Court for the District of Delaware. On March 8, 2007, AU Optronics Corp. countersued the Company in the United States District Court for the Western District of Wisconsin; however, on May 30, 2007, the case was transferred to the United States District Court for the District of Delaware due to the Company’s motion to transfer. On May 4, 2007, Chi Mei Optoelectronics Corp. countersued the Company for patent infringement in the United States District Court for the Eastern District of Texas; however, on March 31, 2008, the suit was transferred to the United States District Court for the District of Delaware according to the Company’s motion to transfer. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. The Company is unable to predict the ultimate outcome of this case.

O2 Micro International Ltd.’s request for an investigation to US International Trade Commission

On December 15, 2008, O2 Micro International Ltd. and O2 Micro, Inc. (“O2 Micro) requested the United States International Trade Commission (“ITC”) to commence a Trade Remedy Investigations alleging that the Company, LG Display America, Inc. and others infringed their patents relating to LCD Displays. On August 24, 2009, the Company and O2 Micro submitted a mutual agreement for the completion of the Trade Remedy Investigation on the Company to the ITC, and on September 25, 2009, the ITC approved this agreement and closed the investigation on the Company.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

18 Commitments and Contingencies, Continued

Investigation and litigation filed by authorities in Korea, Japan, Canada, US and European Commission

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Company in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). Additionally in 2009, separate claims were filed by ATS Claim LLC, AT&T Corp., Motorola Inc., Electrograph Technologies Corp., Nokia Corp. and their respective related entities, all of which have been transferred to the MDL Proceedings.

In February 2007, the Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Company, alleging that the Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established reserves with respect to certain of the contingencies. However, actual liability may be materially different from the reserves estimated by the Company.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

19 Derivative Instruments

(a)	Derivative instruments used by the Company for hedging purposes as of December 31, 2009 are as follows:

Hedging purpose	Derivative instrument

Hedge of fair value	Foreign currency forwards

Hedge of cash flows	Cross currency swap
Interest rate swap

(b)	Hedge of fair value

The Company enters into foreign currency forward contracts to manage the exposure to changes in the value of foreign currency denominated accounts receivable and accounts payable in accordance with its foreign currency risk management policy. Hedge accounting is not applied related to the abovementioned derivatives.

(i)	Foreign Currency Forwards

Details of foreign currency forwards outstanding as of December 31, 2009 are as follows:

(In millions of Won and USD, except forward rate)

Bank	Maturity date	Selling	Buying		Forward rate
USB and others	January 22, 2010~ February 26, 2010	USD 175	(Won)	207,276	(Won)1,177.0~ (Won)1,200.5 : USD1

(ii)	Unrealized gains and losses related to the above derivatives as of December 31, 2009 are as follows:

(In millions of Won)
Type	Unrealized gains		Unrealized losses
Foreign Currency Forwards	(Won)	2,674	—

The unrealized gains are charged to operations as gains on foreign currency translation for the year ended December 31, 2009.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

19 Derivative Instruments, Continued

(c)	Hedge of cash flows

Details of the Company’s derivative instruments related to hedge of cash flows from changes in foreign currency exchange rates and interest rates related to floating rate notes as of December 31, 2009 are as follows:

(i)	Cross Currency Swap

The Company made early settlements of cross currency swaps of floating to fixed interest amounting to USD100 million and USD50 million contracts. As a result, as of December 31, 2009, there is no cross currency swap outstanding. The unrealized gains and losses incurred on valuation of cross currency swap, net of tax, prior to the early settlement are recorded in accumulated other comprehensive income.

In relation to the abovementioned cross currency swap, unrealized losses with present value amounting to (Won)4,523 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(ii)	Interest Rate Swap

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 24, 2010	USD100	Receive floating rate	6M LIBOR
			Pay fixed rate	5.644%

Net unrealized gains and losses, net of related taxes, were recorded as accumulated other comprehensive income.

In relation to the abovementioned interest rate swap, unrealized losses with present value amounting to (Won)3,047 million, recorded as accumulated other comprehensive income, are expected to be charged to operations as losses within the next twelve months.

(iii)	Unrealized gains and losses, before tax, related to hedge of cash flows as of December 31, 2009 are as follows:

(In millions of Won)

Type	Unrealized gains		Unrealized losses	Cash flow hedge requirements

Cross currency swap	(Won)	—	8,144	Fulfilled
Interest rate swap		—	3,047	Fulfilled

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

19 Derivative Instruments, Continued

(d)	Realized gains and losses related to derivative instruments for the year ended December 31, 2009 are as follows:

(In millions of Won)
Hedge purpose	Type	Transaction gains		Transaction losses
Cash flow hedge	Cross currency swap	(Won)	55	13,645
Cash flow hedge	Interest rate swap		—	5,422
Cash flow hedge	Foreign currency forwards		—	2,534
Fair value hedge	Foreign currency forwards		52,350	52,991

20 Capital Stock

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of December 31, 2009, the number of issued common shares is 357,815,700.

There are no changes in the capital stock from January 1, 2008 to December 31, 2009.

21 Capital Surplus

Capital surplus as of December 31, 2009 and 2008 is as follows:

(In millions of Won)
Accounts	2009		2008
Additional paid-in capital	(Won)	2,251,113	2,251,113
Conversion rights (*)		59,958	59,958

Total	(Won)	2,311,071	2,311,071

(*)	Net of tax effects.

22 Accumulated Other Comprehensive Income

Accumulated other comprehensive income as of December 31, 2009 and 2008 is as follows:

(In millions of Won)
Accounts	2009		2008
Unrealized gains on available-for-sale securities	(Won)	3,481	25,934
Changes in equity arising from application of equity method		139,876	164,910
Loss on valuation of derivative instruments		(8,483)	(16,906)

Total	(Won)	134,874	173,938

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

23 Retained Earnings

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders in its shareholder’s meeting.

24 Income Taxes

(a)	Income tax expense for the years ended December 31, 2009 and 2008 consists of :

(In millions of Won)	2009		2008
Current income taxes	(Won)	170,739	287,748
Deferred income taxes from changes in temporary differences		(68,512)	(8,102)
Deferred income taxes from changes in tax credit		(242,414)	(18,088)
Deferred income taxes charged to shareholders’ equity		10,945	(54,974)

Income tax expense (benefit)	(Won)	(129,242)	206,584

(b)	The income tax expense calculated by applying statutory tax rates to the Company’s income before income taxes for the year differs from the actual tax expense in the statement of income for the years ended December 31, 2009 and 2008 for the following reasons:

(In millions of Won)	2009		2008
Income before income tax	(Won)	938,705	1,293,480
Charge for income taxes at normal tax rates		227,142	355,676
Adjustments		(356,384)	(149,092)
Non-tax deductible expenses		24,477	588
Tax credits and deduction		(357,575)	(235,294)
Effect of changes in tax rates		(1,749)	18,683
Changes in unrealized deferred income tax assets		(18,791)	71,530
Others		(2,746)	(4,599)

Income tax expense (benefit)	(Won)	(129,242)	206,584

Effective tax rate		(-)13.77%	15.97%

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(c)	The tax effects of temporary differences, tax credit carryforwards and losses carryforwards that resulted in significant portions of deferred tax assets and liabilities at December 31, 2009 and 2008 are presented below:

(i)	2009

(In millions of Won)	January 1, 2009		Increase (decrease)	December 31, 2009
Temporary differences:
Accrued income	(Won)	(88,237)	46,996	(41,241)
Inventories		96,595	(21,534)	75,061
Change in fair value of available-for-sale securities		(33,248)	28,786	(4,462)
Equity method investments		259,734	7,453	267,187
Changes in capital adjustment arising from equity method investments		(211,423)	32,094	(179,329)
Other current assets		(70,952)	68,278	(2,674)
Loss on valuation of derivative instruments		22,062	(10,871)	11,191
Property, plant and equipment		21,940	212,284	234,224
Warranty reserve and other reserves		187,869	49,161	237,030
Gain on foreign currency translation		61,520	7,927	69,447
Loss on foreign currency translation		(138,599)	(97,656)	(236,255)
Accrued expenses		435,875	(162,935)	272,940
Others		22,247	57,119	79,366

Total		565,383	217,102	782,485

Tax credit carryforwards	(Won)	468,620	269,349	737,969

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

	Deferred tax assets (liabilities)
(In millions of Won)	January 1, 2009		Increase (decrease)	December 31, 2009	Current	Non-Current
Accrued income	(Won)	(21,353)	11,373	(9,980)	(9,980)	—
Inventories		23,376	(5,211)	18,165	18,165	—
Change in fair value of available-for-sale securities		(7,314)	6,333	(981)	—	(981)
Equity method investments		(6,446)	20,595	14,149	—	14,149
Changes in capital adjustment arising from equity method investments		(46,513)	7,060	(39,453)	—	(39,453)
Other current assets		(17,170)	16,523	(647)	(647)	—
Loss on valuation of derivative instruments		5,156	(2,448)	2,708	1,832	876
Accrued expenses		5,309	51,373	56,682	56,682	—
Property, plant and equipment		42,152	12,172	54,324	—	54,324
Warranty reserve and other reserves		14,665	2,141	16,806	15,449	1,357
Gain on foreign currency translation		(33,541)	(23,633)	(57,174)	(57,174)	—
Loss on foreign currency translation		105,482	(40,894)	64,588	22,195	42,393
Others		4,961	13,128	18,089	6,920	11,169

Subtotal		68,764	68,512	137,276	53,442	83,834
Tax credit carryforwards		421,758	242,414	664,172	109,740	554,432

Deferred income tax assets	(Won)	490,522	310,926	801,448	163,182	638,266

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(ii)	2008

(In millions of Won)	January 1, 2008		Increase (decrease)	December 31, 2008
Temporary differences:
Accrued income	(Won)	(14,055)	(74,182)	(88,237)
Inventories		22,860	73,735	96,595
Change in fair value of available-for- sale securities		—	(33,248)	(33,248)
Equity method investments		(24,320)	284,054	259,734
Changes in capital adjustment arising from equity method investments		(19,381)	(192,042)	(211,423)
Other current assets		15,561	(86,513)	(70,952)
Loss on valuation of derivative instruments		21,927	135	22,062
Gain on valuation of derivative instruments		(2,066)	2,066	—
Property, plant and equipment		176,626	11,243	187,869
Warranty reserve and other reserves		49,295	12,225	61,520
Gain on foreign currency translation		—	(138,599)	(138,599)
Loss on foreign currency translation		—	435,875	435,875
Others		9,331	34,856	44,187

Total		235,778	329,605	565,383

Tax credit carryforwards	(Won)	448,522	20,098	468,620

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

	Deferred tax assets (liabilities)
(In millions of Won)	January 1, 2008		Increase (decrease)	December 31, 2008	Current	Non-Current
Accrued income	(Won)	(3,521)	(17,832)	(21,353)	(21,353)	—
Inventories		5,726	17,650	23,376	23,376	—
Change in fair value of available-for-sale securities		—	(7,314)	(7,314)	—	(7,314)
Equity method investments		(13,960)	7,514	(6,446)	—	(6,446)
Changes in capital adjustment arising from equity method investments		841	(47,354)	(46,513)	—	(46,513)
Other current assets		3,898	(21,068)	(17,170)	(17,170)	—
Loss on valuation of derivative instruments		6,030	(874)	5,156	3,329	1,827
Gain on valuation of derivative instruments		(568)	568	—	—	—
Property, plant and equipment		47,713	(5,561)	42,152	—	42,152
Warranty reserve and other reserves		12,348	2,317	14,665	12,444	2,221
Gain on foreign currency translation		—	(33,541)	(33,541)	(33,541)	—
Loss on foreign currency translation		—	105,482	105,482	105,482	—
Others		2,155	8,115	10,270	8,427	1,843

Subtotal		60,662	8,102	68,764	80,994	(12,230)
Tax credit carryforwards		403,670	18,088	421,758	—	421,758

Deferred income tax assets	(Won)	464,332	26,190	490,522	80,994	409,528

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(d)	Details of the item which is not recognized as deferred tax assets are as follows:

(In millions of Won)	2009		2008

Equity method investments	(Won)	429,222	406,156

As of December 31, 2009, the Company did not recognize temporary differences for the cumulative losses related to equity method investments, as the possibility of realization of the deferred tax assets through events such as disposal of the related investments in foreseeable future, is remote.

(e)	Amounts which are not recognized as deferred tax liabilities are as follows:

(In millions of Won)	2009		2008

Equity method investments	(Won)	220,504	119,788

As of December 31, 2009, the Company did not recognize deferred tax liabilities for temporary differences related to the retained earnings of subsidiaries accounted for using equity method , considering the effect of credit for foreign taxes paid.

(f)	Income tax expense that was directly charged or credited to accumulated other comprehensive income as of December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009
	Amount		Current income tax	Deferred income tax
Change in fair value of available-for-sale securities	(Won)	(28,786)	—	6,333
Changes in capital adjustment arising from equity method investments		(32,094)	—	7,060
Loss on valuation of derivative instruments		10,871	—	(2,448)

Total	(Won)	(50,009)	—	10,945

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

24 Income Taxes, Continued

(In millions of Won)	2008
	Amount		Current income tax	Deferred income tax
Change in fair value of available-for-sale securities	(Won)	33,248	—	(7,314)
Changes in capital adjustment arising from equity method investments		192,042	—	(47,354)
Loss on valuation of derivative instruments		(135)	—	(874)
Gain on valuation of derivative instruments		(2,066)	—	568

Total	(Won)	223,089	—	(54,974)

(g)	As of December 31, 2009 and 2008 details of aggregate deferred tax assets and liabilities, income taxes payable and income tax refund receivable are as follows:

(In millions of Won)	2009
	Current		Non-current	Total
Deferred tax assets	(Won)	247,086	678,771	925,857
Deferred tax liabilities		83,904	40,505	124,409
Income taxes payable		120,206	—	120,206

(In millions of Won)	2008
	Current		Non-current	Total
Deferred tax assets	(Won)	153,058	469,801	622,859
Deferred tax liabilities		72,064	60,273	132,337
Income taxes payable		265,550	—	265,550

Statutory tax rate applicable to the Company is 24.2% and 27.5% for the years ended December 31, 2009 and 2008, respectively. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter. Under the Foreign Investment Promotion Act of Korea, the Company was exempt from payment of income taxes corresponding to one-half of the foreign investment ratio in 2008, however, the exemption period, which had started from 1999, was terminated and is not applicable in 2009.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

25 Cost of Sales

Details of cost of sales for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009			2008
Finished goods	(Won)		18,264,940		13,422,008
Beginning balance of finished goods		286,207		310,975
Cost of goods manufactured		18,364,251		13,397,240
Ending balance of finished goods		(385,518)		(286,207)
Merchandise			—		185,254
Others			33,134		19,340

	(Won)		18,298,074		13,626,602

26 Selling, General and Administrative Expenses

Details of selling, general and administrative expenses for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Salaries	(Won)	101,838	86,433
Severance benefits		8,596	9,184
Other employee benefits		21,711	14,507
Shipping cost		168,577	122,922
Rent		4,347	4,745
Fees and commissions		95,863	84,708
Entertainment		2,619	2,780
Depreciation		14,796	8,657
Taxes and dues		2,156	4,489
Advertising		59,485	48,905
Sales promotion		7,728	24,005
Development costs		2,634	6,610
Research		164,825	141,427
A/S expenses		113,866	90,696
Others		51,644	52,264

Total	(Won)	820,685	702,332

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

27 Earnings Per Share

(a)	Basic earnings per share for the years ended December 31, 2009 and 2008 are as follows:

(In Won, except earnings per share and share information)
	2009		2008
Net income	(Won)	1,067,946,209,259	1,086,896,360,997
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings per share	(Won)	2,985	3,038

There were no events or transactions that resulted in changes in the number of common shares used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2009 and 2008 are as follows:

(In Won, except earnings per share and share information)
	2009		2008
Net income	(Won)	1,067,946,209,259	1,086,896,360,997
Interest on convertible bond, net of tax		20,521,477,453	19,139,925,063
Adjusted income		1,088,467,686,712	1,106,036,286,060
Adjusted weighted-average number of common shares outstanding and common equivalent shares(*)		368,457,551	368,346,462

Diluted earnings per share	(Won)	2,954	3,003

(*)	Adjusted weighted-average number of common shares outstanding is calculated as follows:

(Number of shares)	2009	2008
Weighted-average number of common shares (basic)	357,815,700	357,815,700
Effect of conversion of convertible bonds	10,641,851	10,530,762

Adjusted weighted-average number of common shares (diluted)	368,457,551	368,346,462

(c)	The number of dilutive potential ordinary shares outstanding for the years ended December 31, 2009 and 2008 is calculated as follows:

(Number of shares)	2009	2008
Number of convertible bonds	10,641,851	10,530,762
Period	January 1, 2009~ December 31, 2009	January 1, 2008~ December 31, 2008
Weight	365 days /365 days	366 days /366 days
Effect of conversion of convertible bonds	10,641,851	10,530,762

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

28 Dividends

(a)	The dividend payout ratios for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won except Dividend payout ratio)
	2009	2008
Dividend amount	178,908	178,908
Net income	1,067,946	1,086,896
Dividend payout ratio	16.75%	16.46%

(b)	The dividend yield ratios for the years ended December 31, 2009 and 2008 are as follows:

(In Won except Dividend yield ratio)
	2009	2008
Dividend per share	500	500
Market price of a common share as of year end	39,250	21,000
Dividend yield ratio	1.27%	2.38%

29 Share-Based Payments

(a)	The terms and conditions of share-based payment arrangement as of December 31, 2009 are as follows:

Descriptions

Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

29 Share-Based Payments, Continued

(b)	The changes in the number of SARs outstanding for the years ended December 31, 2009 and 2008 are as follows:

(Number of shares)
	Stock appreciation rights
	2009	2008

Balance at beginning of year	110,000	220,000
Forfeited or cancelled	—	110,000
Outstanding at end of year	110,000	110,000

Exercisable at end of year	110,000	110,000

30 Comprehensive Income

Comprehensive income for the years ended December 31, 2009 and 2008 is as follows:

(In millions of Won)	2009		2008

Net income	(Won)	1,067,947	1,086,896
Change in fair value of available-for-sale securities, net of tax effect of (Won)6,333 million in 2009 and (Won)(7,314) in 2008		(22,453)	25,934
Change in equity arising from application of equity method, net of tax effect of (Won)7,060 million in 2009 and (Won)(47,354) million in 2008		(25,034)	144,688
Gain on valuation of cash flow hedges, net of tax effect of nil in 2009 and (Won)568 million in 2008		—	(1,498)
Loss on valuation of cash flow hedges, net of tax effect of (Won)(2,448) million in 2009 and (Won)(874) million in 2008		8,423	(1,009)

Comprehensive income	(Won)	1,028,883	1,255,011

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

31 Value-Added Information

Value added information for the years ended December 31, 2009 and 2008 is as follows:

(i)	2009

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense (*1)	Construction- in-progress	Total

Salaries and wages	(Won)	815,832	101,838	67,956	22,535	1,008,161
Severance benefits		64,013	8,596	4,595	2,118	79,322
Other employee benefits		147,125	21,711	7,961	2,607	179,404
Rent		9,676	4,347	771	1	14,795
Depreciation (*2)		2,577,306	14,796	19,706	1,986	2,613,794
Taxes and dues		15,068	2,156	526	7	17,757

	(Won)	3,629,020	153,444	101,515	29,254	3,913,233

(ii)	2008

(In millions of Won)	Cost of sales		Selling, general and administrative expense	Research and development expense (*1)	Construction- in-progress	Total

Salaries and wages	(Won)	642,857	89,634	54,595	21,305	808,391
Severance benefits		53,363	9,453	4,673	1,467	68,956
Other employee benefits		108,507	14,830	6,197	2,119	131,653
Rent		12,275	4,756	446	—	17,477
Depreciation (*2)		2,302,146	9,240	19,503	708	2,331,597
Taxes and dues		8,643	4,489	170	—	13,302

	(Won)	3,127,791	132,402	85,584	25,599	3,371,376

(*1)	Research and development expense includes amount allocated to cost of sales and selling, general and administrative expense.
(*2)	Depreciation includes amortization of intangible assets.

32 Supplemental Cash Flow Information

Significant non-cash investing and financing activities for the years ended December 31, 2009 and 2008 are as follows:

(In millions of Won)	2009		2008

Increase (decrease) in other accounts payable arising from purchase of property, plant and equipment	(Won)	(618,961)	1,265,519

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

33 Segment Information

(a)	The Company manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

(b)	The Company sells its products in domestic and foreign markets. Export sales represent approximately 95% of total sales for the year ended December 31, 2009. The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2009 and 2008:

(In millions of Won)
	Domestic		Taiwan	Japan	US	China	Europe	Others	Total
2009	(Won)	946,734	4,489,075	1,731,679	3,148,156	4,321,779	3,552,654	1,929,265	20,119,342

2008	(Won)	1,063,742	3,523,766	1,548,890	2,194,250	2,971,396	2,732,894	1,830,302	15,865,240

34 Date of Authorization for Issue of Financial Statements

The 2009 financial statements were authorized for issue on January 20, 2010, at the Board of Directors Meeting.

35 Results of Operations for the Last Interim Period

(In millions of Won)
	2009 4th Quarter	2008 4th Quarter
Revenue	(Won)5,924,946	3,722,702
Operating income (loss)	280,507	(432,934)
Net income (loss) for the period	463,101	(696,677)
Earnings (loss) per share (in Won)	1,294	(1,947)

36 Status of the Company’s Adoption of Korean IFRS

The preparation of financial statements under Korean International Financial Reporting Standards (“K-IFRS”) is mandatory for all listed companies in the Republic of Korea from 2011; however, the Company has elected to early adopt K-IFRS from the year ended December 31, 2010. Information on the Company’s K-IFRS adoption plan and the current status of progress is as follows:

(a)	K-IFRS Adoption Plan and current status of progress

The Company has employees in its accounting department who prepare for early adoption and perform related tasks. These employees analyze the effect of K-IFRS adoption to the Company and its financial reporting system and financial statements and report the results and status of the Company’s transition to K-IFRS to the management. In 2007, the Company has contracted external consultants and completed generally accepted accounting principles (“GAAP”) difference analysis. As a result, the Company’s accounting policy in accordance with IFRS was established after an analysis of GAAP differences between Korean GAAP (“K-GAAP”) and K-IFRS and alternative accounting methods allowed in K-IFRS. Currently, the Company is preparing financial statements in accordance with K-IFRS for the transition date and the year ended December 31, 2009.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

(b)	Significant GAAP differences between Korean GAAP and K-IFRS

Area	Current K-GAAP	K-IFRS

Convertible bonds	In accordance with Statements of Korean Accounting Standards (“SKAS”) No. 9 the Company recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. Recognize conversion right on debentures in equity and do not revaluate	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profit or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	The Company recognizes retirement and severance liability expected to be payable if all employees, who have been with the Company for more than one year, left at the end of the reporting period.	In accordance with K-IFRS 1019, the Company recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Company’s accounting policy, recognize all actuarial gain/loss in equity.

Share-based payment	In accordance with K-GAAP Interpretation 39-35, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Company recognizes the changes in the intrinsic value as compensation expenses.	The Company recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

Available-for-sale securities	In accordance with SKAS No. 8, the Company recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.

In accordance with K-IFRS 1039, the Company may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with K-IFRS 1039, the Company recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income, and any dividend recognized in profit at the date when dividend is determined. Convertible preferred stock is regarded as debt security.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

Area	Current K-GAAP	K-IFRS

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Company does not apply cash flow hedge accounting as a condition of the detailed criteria is not met

Investments in associates and subsidiaries	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Company does not apply cash flow hedge accounting as a condition of the detailed criteria is not met

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Deferred taxes	Recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified current or non-current portion based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	Deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

Long-term payables	Long-term payables of LGDUS is discounted using the Company’s weighted average borrowing rate.	Long-term payables of LGDUS is discounted using risk free rate.

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

(c)	Summary of the effects of the adoption of K-IFRS on the Company’s financial position and the results of its operation

(i)	The effects of the adoption of K-IFRS on the Company’s financial position as of January 1, 2009, the transition date to IFRS, are as follows:

(In millions of Won)
	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	16,501,987	7,225,965	9,276,022

Adjustment for:
Convertible bonds (*1)		—	134,568	(134,568)
Employee benefits (*2)		—	5,170	(5,170)
Share-based payments (*3)		—	114	(114)
Long-term payables (*4)		—	56,661	(56,661)
Change in capital adjustment arising from equity method investments(*5)		46,513	—	46,513
Deferred tax asset (*6)		31,825	—	31,825

Total adjustment		78,338	196,513	(118,175)

K-IFRS	(Won)	16,580,325	7,422,478	9,157,847

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*6)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K- GAAP.

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

(ii)	The effects of the adoption of K-IFRS on the Company’s financial position as of December 31, 2009 are as follows:

(In millions of Won)
	Total assets		Total liabilities	Total equity
K-GAAP	(Won)	18,885,163	8,759,879	10,125,284

Adjustment for:
Convertible bonds (*1)		—	170,316	(170,316)
Employee benefits (*2)		—	25,322	(25,322)
Share-based payments (*3)		—	315	(315)
Long-term payables (*4)		—	60,116	(60,116)
Equity-method investments (*5)		18,004	(23,066)	41,070
Capitalized borrowing costs (*6)		(1,666)	—	(1,666)
Development cost (*7)		80,454	—	80,454
Change in capital adjustment arising from equity method investments (*8)		39,453	—	39,453
Deferred tax asset (*9)		5,672	—	5,672

Total adjustment		141,917	233,003	(91,086)

K-IFRS	(Won)	19,027,080	8,992,882	10,034,198

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under IFRS
(*6)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*7)	Capitalization of development costs meeting capitalization criteria under IFRS
(*8)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K- GAAP

LG DISPLAY CO., LTD.

Notes to Non-Consolidated Financial Statements—(Continued)

December 31, 2009 and 2008

36 Status of the Company’s Adoption of Korean IFRS, Continued

(iii)	The effects of the adoption of K-IFRS on the Company’s result of operations for the year ended December 31, 2009 are as follows:

(In millions of Won)
	Net income		Total Comprehensive income
K-GAAP	(Won)	1,067,947	1,028,883

Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		(3,455)	(3,455)
Financial asset at fair value through profit and loss (*7)		1,599	—
Equity method investments (*8)		8,263	40,357
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Change in capital adjustment arising from equity method investments (*11)		—	(7,060)
Deferred tax asset (*12)		(32,083)	(26,153)

Total adjustment		20,868	26,376

K-IFRS	(Won)	1,088,815	1,055,259

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under IFRS
(*3)	Measurement of share-based payment using fair value under IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*8)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under IFRS
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under IFRS
(*11)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K- GAAP

The effects of K-IFRS adoption to the Company’s financial position and result of operations may change if the Company’s selection of IFRS accounting policy changes.

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

LG Display Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of LG Display Co., Ltd. (the “Company”) as of December 31, 2009. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2009, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2009 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2009. We did not review the Company’s IACS subsequent to December 31, 2009. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 16, 2010

Notice to Readers

This report is annexed in relation to the audit of the non-consolidated financial statements as of and for the year ended December 31, 2009 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the operation of internal Control of Financial Reporting

To the Board of Directors and Audit Committee of LG Display Co., Ltd

I, as the Internal Control over Financial Reporting (“ICFR”) Officer of LG Display (“the Company”), assessed the effectiveness of the design and operation of the Company’s ICFR for the year ending December 31, 2009.

The Company’s management, including myself, is responsible for designing and operating an ICFR. I assessed the design and operational effectiveness of the ICFR in the prevention and detection of an error or fraud which may cause a misstatement in the preparation and disclosure of reliable financial statements. I followed the Best Practice Guideline to evaluate the effectiveness of the ICFR design and operation.

Based on the assessment results, I believe that the Company’s ICFR, as of December 31, 2009, is effectively designed and operating, in all material respects, in conformity with the Best Practice Guideline.

January 18, 2010

James (Hoyoung) Jeong
Internal Control over Financial Reporting Officer

Young Soo Kwon
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 5, 2010	By:	/S/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President / IR Department